Exhibit 23.4

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Ashford Hospitality Trust, Inc. for the registration of common stock, preferred stock, debt securities, warrants to purchase debt securities, common stock or preferred stock, and rights to purchase debt securities, common stock or preferred stock and to the incorporation by reference therein of our report dated March 26, 2012, with respect to the consolidated financial statements of PIM Highland Holding LLC and subsidiaries, included in Ashford Hospitality Trust, Inc. and subsidiaries’ Annual Report (Form 10-K) for the year ended December 31, 2011, as amended by the Form 10-K/A dated March 26, 2012, both filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Dallas, Texas

May 17, 2012